UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Releases: January 16, 1998
                    January 29, 1998









Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   X       Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No    X

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date: January 31, 1998                By:/s/ M. Seyed Torabian
                                         ----------------------------
                                         M. Seyed Torabian,
                                         Vice President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                              (800)883-8841 / (604)689-8581



              LONG TERM MEDICAL LOGISTICS SYSTEM ESTABLISHED
                     FOR FIVE FLORIDA BASED HOSPITALS


January 16, 1998 - National Healthcare Manufacturing Corporation (NHMC) is pleased to announce its subsidiary National Healthcare Logistics (NHCL) has signed its first long term agreement to establish and manage a "Hub & Spoke" distribution center for five Florida based hospitals including Sarasota Memorial and the Lee Memorial Healthcare System of Fort Myers. The Hub & Spoke logistics system will revolutionize supply chain management for U. S. and Canadian hospitals. This Hub & Spoke center, the first of many, will be owned by the participating hospitals, and will account for over US $300 million ($ 430 CDN) in purchases over the term of the agreement.

The Hub & Spoke system replaces conventional distribution methods, and will lower the total cost for logistical support by as much as 15-20%. NHCL's President, Duane Jorgensen stated "as more hospitals are learning of the tremendous potential cost savings from our Hub & Spoke Program, they are moving away from the current high cost distribution systems to Hub & Spoke."

NHCL's Hub & Spoke system is revolutionary because it dedicates the distribution center to serve only those hospitals participating in the local alliance. The hospitals will gain additional benefit through the ability to replace hundreds of supply sources with one distribution entity and shift many other internal functions to the hub.

The "Hub" is the dedicated distribution center and serves as the platform upon which "Spokes" may be formed by mutual consent of the participating hospitals. Each NHCL "hub" is customized to meet specific local requirements. Feasibility studies conducted by NHCL will allow each hospitals to determine the benefits to be gained from developing any particular "spoke". The Spokes are common services that can be cost shared by the local alliance or integrated Delivery Network. Spokes can take cost savings beyond the 15-20% range mentioned above, and be a source of new revenue for the hospitals. According to Jorgensen, "many hospitals will prefer to outsource completely and will, therefore, contract with NHCL to assume the ownership, and accept the financial risk for the Hub."

Mac Shahsavar, President and CEO of National Healthcare said, "We are very excited about the potential of the Hub & Spoke Program. In addition to NHCL's fees for managing these centers, National Healthcare will benefit by establishing an immediate conduit to market its products and services directly to healthcare providers."

Shahsavar continued, "National Healthcare is rapidly emerging as a market leader capable of providing the healthcare industry with a comprehensive array of products and services incorporating custom packaging, sterile re-packing, and laundry services, along with the state of the art supply management distribution technology. In the past two years NHMC has broadened its multi-faceted mandate to include:



     1. Logistics and distribution centers (Hub & Spoke) where NHMC in partnership with hospitals and/or SYSCO Corp.(NYSE: SYY) designs and implements centralized logistic services for regional authorities.

     2. NHMC Hub & Spokes centers will be enhanced by construction of facilities where reusable products such as Mertex and other protective wear will be packed, sterilized and delivered daily to hospitals.

     3. Packaging services where NHMC will provide procedure based disposable kits and trays to meet most procedural supply needs in hospitals.

By centralizing these services within the Hub & Spoke/Packaging Centers, NHMC expects to deliver significant cost savings to the healthcare system while providing high levels of customer focused service. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users."


On Behalf of the Board,

/S/ M. Seyed Torabian
------------------------------

M. Seyed Torabian, P.Eng.
Executive Vice President

Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                         (800)883-8841 / (604)689-8581

          REGULATORY APPROVAL RECEIVED FOR MEDI GUARD ACQUISITION

January 29, 1998, Winnipeg, Manitoba - National Healthcare Manufacturing Corp. (NHMC) is pleased to announce that further to its November 28, 1997 press release, it has received approval from the Vancouver Stock Exchange for the acquisition of Medi Guard Inc. of Oakville, Ontario.

Medi Guard Inc. is Canada's leading manufacturer of cellulose based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. The company also produces a line of single use products for airline in-flight services. In 1995 Medi Guard revenues were $770,000 and which increased to $2.8 million in 1996, with similar growth projected for 1997.

In consideration, the Company shall pay the greater of $400,000 or 3.5 times the annualized earnings of Medi-Guard (based on results of operations for the 11 months following the agreement). The consideration shall be paid in shares of the Company issued at the average closing price of the shares for the five trading days preceding November 24, 1998 and not to exceed 20% of the Company's shares outstanding. This is subject to Exchange acceptance at that time.

This acquisition of Medi Guard and the inclusion of their products in NHMC's custom procedure kits and trays enhances NHMC's vertical integration strategy. Also, NHMC's existing distribution channels in Canada, Europe & the United States will further assist in rapid growth of Medi Guard product sales.

National Healthcare is rapidly emerging as a market leader capable of providing the healthcare industry with a comprehensive array of products and services that incorporate custom packaging, sterile re-packing and laundry services, along with the state of the art supply management distribution technology. In the past two years NHMC has broadened its multi-faceted mandate to include:

1. Logistics and distribution centers (Hub & Spoke) where NHMC in partnership with hospitals and/or SYSCO Corp.(NYSE: SYY) designs and implements centralized logistic services for regional authorities. NHMC Hub & Spokes centers will also be enhanced by construction of facilities where reusable products such as Mertex and other protective wear will be packed, sterilized and delivered daily to hospitals.

2. Packaging services where NHMC (utilizing its state-of-the-art robotic technology) will provide procedure based disposable kits and trays to meet most procedural supply needs in hospitals.

By centralizing these services within the Hub & Spoke Centers, NHMC expects to deliver significant cost savings to healthcare systems while providing high levels of customer focused service. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users.

On Behalf of the Board,

/s/Seyed M. Torabian
------------------------------

Seyed M. Torabian, P.Eng.
Executive Vice President

Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.